EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached, and any amendments thereto (including amendments on Schedule 13D), is filed on behalf of each of them.

Date: May 12, 2025   **Electrum Silver US LLC**

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
         Name: Andrew M. Shapiro
         Title: Managing Director

Date: May 12, 2025   **Electrum Strategic Management LLC**

By: /s/ Andrew M. Shapiro
         Name: Andrew M. Shapiro
         Title: Managing Director

Date: May 12, 2025   **Electrum Global Holdings L.P.**

By: TEG Global GP Ltd., its general partner

By: /s/ Andrew M. Shapiro
         Name: Andrew M. Shapiro
         Title: Director

Date: May 12, 2025   **TEG Global GP Ltd.**

By: /s/ Andrew M. Shapiro
         Name: Andrew M. Shapiro
         Title: Director

Date: May 12, 2025   **The Electrum Group LLC**

By: /s/ Michael H. Williams
         Name: Michael H. Williams
         Title: Senior Managing Director

Date: May 12, 2025   **Electrum Silver US II LLC**

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
         Name: Andrew M. Shapiro
         Title: Managing Director

Date: May 12, 2025

Electrum Strategic Opportunities Fund II L.P.

By: Electrum Strategic Opportunities Fund II GP
L.P., its general partner

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
     Name: Michael H. Williams
     Title: Director

Date: May 12, 2025

Electrum Strategic Opportunities Fund II GP L.P.

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
     Name: Michael H. Williams
     Title: Director

Date: May 12, 2025

ESOF II GP Ltd.

By: /s/ Michael H. Williams
     Name: Michael H. Williams
     Title: Director